Linked to the S&P 500 FC TCA 0.50% Decrement Index ER
•	The Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER, due August 1, 2030 (the “Notes”) priced on July 28, 2025 and will issue on July 31, 2025.
•	Approximate 5 year term.
•	Payment on the Notes will depend on the performance of the S&P 500 FC TCA 0.50% Decrement Index ER (the “Underlying”).
•	If the Ending Value of the Underlying is greater than 100% of its Starting Value, at maturity, you will receive 195.00% upside exposure to increases in the value of the Underlying.
•
However, if the Underlying declines by more than 20% from its Starting Value, at maturity your investment will be subject to 1:1 downside exposure to decreases in the value of the Underlying beyond a 20% decline, with up to 80% of the principal at risk; otherwise, at maturity, you will receive the principal amount.

•
Any payment on the Notes is subject to the credit risk of BofA Finance LLC (“BofA Finance” or the “Issuer”), as issuer of the Notes, and Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the Notes.

•	No periodic interest payments.
•	The Notes will not be listed on any securities exchange.
•	CUSIP No. 09711J4U0.
The S&P 500 FC TCA 0.50% Decrement Index ER is designed to provide investors with exposure to a synthetically calculated excess return version (the “Excess Return Index”) of the S&P 500® Total Return Index (the “Total Return Index”), subject to a risk control strategy that dynamically increases or decreases the exposure to the Excess Return Index multiple times per index calculation day in an attempt to achieve an 11.50% annualized volatility target. The Underlying’s exposure to the Excess Return Index can be greater than, less than or equal to 100%. When the Underlying’s exposure to the Excess Return Index is less than 100%, the Underlying will have a hypothetical cash position which does not accrue interest. Any portion of the Underlying which is allocated to the cash position will not appreciate based on any appreciation of the Excess Return Index. Typically, during a trading day a portion of the Underlying’s exposure has been allocated to the cash position.
The Excess Return Index is an excess return index, which means that it measures the return on a hypothetical investment in the Total Return Index that is made with borrowed funds. The Excess Return Index is calculated by subtracting out the borrowing costs, as described below, and the cost of carrying equities (which is determined by reference to rolling E-mini S&P 500 futures contracts) from the Total Return Index. Borrowing costs for these funds are assessed at a rate equal to the Federal Funds Rate. Such borrowing costs and the cost of carrying equities will reduce any positive performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Underlying) and will increase any negative performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Underlying).
The level of the Underlying is calculated multiple times per day and reflects the performance of a hypothetical investment in the Excess Return Index less associated carry costs and transaction costs. The carry costs and transaction costs reduce the level of the Underlying during each intraday calculation window.  The carry cost for each intraday calculation window is 0.50% per annum. The transaction cost for each intraday calculation window equals the product of 0.01% and the difference (expressed as a positive number) between the exposure to the Excess Return Index for the current intraday calculation window and the exposure to the Excess Return Index for the immediately preceding intraday calculation window. Such costs will be incurred regardless of the level of exposure to the Excess Return Index and regardless of the performance of the Excess Return Index. Such costs will have the effect of reducing any positive performance of the Excess Return Index (and, thereby, the level of the Underlying) and will increase any negative performance of the Excess Return Index (and, thereby, the level of the Underlying).
The effect of the borrowing costs, the cost of carrying the equities, the carry costs and the transaction costs described above is to reduce the level of the Underlying during each intraday calculation window. The level of the Underlying will only increase to the extent the Underlying is exposed to the Excess Return Index, the Excess Return Index has a positive return and such positive return exceeds the carry costs and transaction costs described above. The Excess Return Index will have a positive return only if the return of the Total Return Index exceeds the borrowing costs described above.
For more information please see the sections entitled “Risk Factors—Underlying-related Risks” and “The Underlying”.
The initial estimated value of the Notes as of the pricing date is $935.70 per $1,000.00 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-18 of this pricing supplement for additional information.
There are important differences between the Notes and a conventional debt security. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Public Offering Price(1)	Underwriting Discount(1)(2)	Proceeds, before expenses, to BofA Finance(2)
Per Note	$1,000.00	$42.50	$957.50
Total	$811,000.00	$34,467.50	$776,532.50
(1)
Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $957.50 per $1,000.00 in principal amount of Notes.

(2)
The underwriting discount per $1,000.00 in principal amount of Notes may be as high as $42.50, resulting in proceeds, before expenses, to BofA Finance of as low as $957.50 per $1,000.00 in principal amount of Notes. The total underwriting discount and proceeds, before expenses, to BofA Finance specified above reflect the aggregate of the underwriting discounts per $1,000.00 in principal amount of Notes.

The Notes and the related guarantee:
Are Not FDIC Insured	Are not Bank Guaranteed	May Lose Value

Selling Agent

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Terms of the Notes
Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000.00 and whole multiples of $1,000.00 in excess thereof.
Term:	Approximately 5 years.
Underlying:	The S&P 500 FC TCA 0.50% Decrement Index ER (Bloomberg symbol: “SPXFCDUE”).
Pricing Date:	July 28, 2025
Issue Date:	July 31, 2025
Valuation Date:	July 29, 2030, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” in the accompanying product supplement.
Maturity Date:	August 1, 2030
Starting Value:	501.11
Ending Value:	The closing level of the Underlying on the Valuation Date.
Upside Participation Rate:	195.00%
Threshold Value:	400.89, which is 80.00% of the Starting Value (rounded to two decimal places).
Redemption Amount:
The Redemption Amount per $1,000.00 in principal amount of Notes will be:
a) If the Ending Value of the Underlying is greater than the Starting Value:
b) If the Ending Value of the Underlying is equal to or less than the Starting Value but greater than or equal to the Threshold Value:
c) If the Ending Value of the Underlying is less than the Threshold Value:
In this case, the Redemption Amount will be less than the principal amount and you could lose up to 80.00% of your investment in the Notes.

Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09711J4U0
Underlying Return:
Events of Default and Acceleration:
If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration; Covenant Breaches” on page 54 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as

BUFFERED ENHANCED RETURN NOTES | PS-2

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

though the Valuation Date were the third Trading Day prior to the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

Payment on the Notes depends on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlying. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount, if any, and the hedging related charges described below (see “Risk Factors” beginning on page PS-6), will reduce the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you pay to purchase the Notes will be greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value range of the Notes is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the Notes as of the pricing date. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on PS-6 and “Structuring the Notes” on PS-18.
BUFFERED ENHANCED RETURN NOTES | PS-3

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Redemption Amount Determination
On the Maturity Date, you will receive a cash payment per $1,000.00 in principal amount of Notes determined as follows:

All payments described above are subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.
BUFFERED ENHANCED RETURN NOTES | PS-4

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Hypothetical Payout Profile and Examples of Payments at Maturity
Buffered Enhanced Return Notes Table
The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on a hypothetical Starting Value of 100, a hypothetical Threshold Value of 80, the Upside Participation Rate of 195.00% and a range of hypothetical Ending Values of the Underlying. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value and Ending Value of the Underlying, and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.
For recent actual values of the Underlying, see “The Underlying” section below. The Ending Value of the Underlying will not include any income generated by dividends or other distributions paid with respect to shares or units of the Underlying or on the securities included in the Underlying, as applicable. In addition, all payments on the Notes are subject to Issuer and Guarantor credit risk.
Ending Value	Underlying Return	Redemption Amount per Note	Return on the Notes
160.00	60.00%	$2,170.00	117.00%
150.00	50.00%	$1,975.00	97.50%
140.00	40.00%	$1,780.00	78.00%
130.00	30.00%	$1,585.00	58.50%
120.00	20.00%	$1,390.00	39.00%
110.00	10.00%	$1,195.00	19.50%
105.00	5.00%	$1,097.50	9.75%
102.00	2.00%	$1,039.00	3.90%
100.00(1)	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00(2)	-20.00%	$1,000.00	0.00%
79.99	-20.01%	$999.90	-0.01%
70.00	-30.00%	$900.00	-10.00%
60.00	-40.00%	$800.00	-20.00%
50.00	-50.00%	$700.00	-30.00%
0.00	-100.00%	$200.00	-80.00%
(1)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only. The actual Starting Value for the Underlying is set forth on page PS-2 above.
(2)	This is the hypothetical Threshold Value.
BUFFERED ENHANCED RETURN NOTES | PS-5

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Risk Factors
Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-22 below.
Structure-related Risks
•
Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity. If the Ending Value of the Underlying is less than the Threshold Value, at maturity, your investment will be subject to 1:1 downside exposure to decreases in the value of the Underlying beyond a 20% decline and you will lose 1% of the principal amount for each 1% that the Ending Value of the Underlying is less than the Threshold Value. In that case, you will lose some or a significant portion of your investment in the Notes.

•
The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Ending Value of the Underlying exceeds its Starting Value or Threshold Value.

•
Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

•
The Redemption Amount will not reflect changes in the level of the Underlying other than on the Valuation Date. The level of the Underlying during the term of the Notes other than on the Valuation Date will not be reflected in the calculation of the Redemption Amount. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlying while holding the Notes, as the performance of the Underlying may influence the market value of the Notes. The calculation agent will calculate the Redemption Amount by comparing only the Starting Value or the Threshold Value, as applicable, to the Ending Value for the Underlying. No other level of the Underlying will be taken into account. As a result, if the Ending Value of the Underlying is less than the Threshold Value, you will receive less than the principal amount at maturity even if the level of the Underlying was always above the Threshold Value prior to the Valuation Date.

•
Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes. The Notes are our senior unsecured debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the applicable payment date, regardless of the performance of the Underlying. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the Notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the value of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

•
We are a finance subsidiary and, as such, have no independent assets, operations, or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation and Market-related Risks
•
The public offering price you are paying for the Notes exceeds their initial estimated value. The initial estimated value of the Notes that is provided on the cover page of this pricing supplement  is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlying, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.

BUFFERED ENHANCED RETURN NOTES | PS-6

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

•
The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying, our and BAC’s creditworthiness and changes in market conditions.

•
We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks
•
Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell the securities held by or included in the Underlying, or futures or options contracts or exchange traded instruments on the Underlying or those securities, or other instruments whose value is derived from the Underlying or those securities. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own securities represented by the Underlying, except to the extent that BAC’s common stock may be included in the Underlying, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlying, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the level of the Underlying in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may have affected the level of the Underlying. Consequently, the level of the Underlying may change subsequent to the pricing date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also may have engaged in hedging activities that could have affected the level of the Underlying on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes and may hold or resell the Notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the level of the Underlying, the market value of your Notes prior to maturity or the amounts payable on the Notes.

•
There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

•
Our affiliate, BofAS, helped develop the Underlying. One of our affiliates, BofAS, worked with S&P Dow Jones Indices LLC in developing the risk control strategy utilized by the Underlying. While BofAS helped in the development of the Underlying, BAC, as the ultimate parent company of BofAS, ultimately controls BofAS.

While S&P Dow Jones Indices LLC is solely responsible for, and BofAS has no involvement in, the operation and administration of the Underlying, the risk control strategy that BofAS helped develop for the Underlying could have a negative impact on the levels of the Underlying and the value of your Notes. BofAS was under no obligation to consider your interests as an investor in the Notes in its role in developing the risk control strategy utilized by the Underlying. The Underlying’s use of the risk control strategy developed by BofAS may be adverse to your interest in the Notes.
Underlying-related Risks
•
The publisher or the sponsor of the Underlying may adjust the Underlying in a way that affects its level, and the publisher or the sponsor has no obligation to consider your interests. The publisher or the sponsor of the Underlying can add, delete, or substitute the components included in the Underlying or make other methodological changes that could change its level. Any of these actions could adversely affect the value of your Notes.

•
The Underlying has a limited operating history. The Underlying was launched on June 23, 2023. Because the Underlying has no live Underlying level history prior to that date, limited live historical Underlying level information will be available for you to consider in making an independent investigation of the Underlying performance, which may make it difficult for you to make an informed decision with respect to your Notes. As a result, the return on your Notes may involve greater risk than those that are linked to indices with a more established record of performance.

•
Hypothetical back-tested data relating to the Underlying does not represent actual historical data and is subject to inherent limitations. The hypothetical back-tested performance of the Underlying set forth under “The Underlying— Historical Performance of the SPXFCDUE” is purely theoretical, does not represent the actual historical performance of the Underlying and has not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under “The Underlying— Historical Performance of the SPXFCDUE”. In addition, back-tested, hypothetical historical results have inherent limitations.

BUFFERED ENHANCED RETURN NOTES | PS-7

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

•
Notwithstanding that the Underlying employs a risk control strategy to achieve a volatility target, the Underlying may decrease significantly more or increase significantly less than the Excess Return Index. The Underlying is intended to provide investors with exposure to a synthetically calculated excess return version (the “Excess Return Index”) of the S&P 500® Total Return Index (the “Total Return Index”), subject to a risk control strategy that dynamically increases or decreases the exposure to the Excess Return Index multiple times per index calculation day in an attempt to achieve an 11.50% annualized volatility target. The Underlying’s exposure to the Excess Return Index can be greater than, less than or equal to 100%. The performance of the Underlying is not taken into account when implementing the risk control strategy and could result in leveraged exposure to the Excess Return Index in a falling stock market or deleveraged exposure to the Excess Return Index in a rising stock market. Therefore, although the Underlying employs a risk control strategy to attempt to achieve a volatility target, the Underlying may decrease significantly more or increase significantly less than the Excess Return Index and your Notes are not necessarily less risky than, and will not necessarily have better returns than, Notes linked to the Excess Return Index or a direct investment in the securities represented by the Excess Return Index.

•
The Underlying is subject to risks associated with the use of significant leverage. At times, the Underlying will use significant leverage in an effort to achieve its target volatility. When the Underlying employs leverage, any declines in the Excess Return Index will be magnified, resulting in accelerated losses.

•
The Underlying provides exposure to the Excess Return Index. The Underlying provides exposure to the Excess Return Index. The Excess Return Index is calculated by subtracting out the borrowing costs, as described below, and the cost of carrying equities (which is determined by reference to rolling E-mini S&P 500 futures contracts) from the Total Return Index. The Excess Return Index is an excess return index, which means that it measures the return on a hypothetical investment in the Total Return Index that is made with borrowed funds. Borrowing costs for these funds are assessed at a rate equal to the Federal Funds Rate. Such borrowing costs and the cost of carrying equities will reduce any positive performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Underlying) and will increase any negative performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Underlying). The return of the Total Return Index must exceed the borrowing costs and the cost of carrying equities for the Excess Return Index to increase. In addition, the return of the Excess Return Index at the Underlying level must exceed the carry costs and transaction costs as further described under “The level of the Underlying will be reduced by carry costs and transaction costs” below in order for the level of the Underlying to increase.

•
The level of the Underlying will be reduced by carry costs and transaction costs. The level of the Underlying is calculated multiple times per day and reflects the performance of a hypothetical investment in the Excess Return Index less associated carry costs and transaction costs. The carry costs and transaction costs reduce the level of the Underlying during each intraday calculation window. The carry cost for each intraday calculation window is 0.50% per annum, calculated based on the number of days (which may be zero) between the end of the current intraday calculation window and the end of the immediately preceding intraday calculation window. The transaction cost for each intraday calculation window equals the product of 0.01% and the difference (expressed as a positive number) between the exposure to the Excess Return Index for the current intraday calculation window and the exposure to the Excess Return Index for the immediately preceding intraday calculation window. Such costs will be incurred regardless of the level of exposure to the Excess Return Index and regardless of the performance of the Excess Return Index. Such costs will have the effect of reducing any positive performance of the Excess Return Index (and, thereby, the level of the Underlying) and will increase any negative performance of the Excess Return Index (and, thereby, the level of the Underlying). In cases where the exposure to the Excess Return Index is less than 100%, the Underlying will have reduced (or no) exposure to the positive performance of the Excess Return Index but the full carry cost and transaction cost will still be assessed. As the transaction cost is dependent on the change in the level of exposure to the Excess Return Index between intraday calculation windows, the transaction cost will increase in periods of highly variable volatility. The level of the Underlying will not increase unless it is exposed to the Excess Return Index and the performance of the Excess Return Index is sufficiently positive enough so as to outpace the carry cost and the transaction cost. In situations where the exposure to the Excess Return Index is less than 100% or where volatility is highly variable it will be more difficult for the level of the Underlying to increase. In order to receive a positive return on your Notes, the Underlying must be exposed to the Excess Return Index and the return on such exposure must exceed such carry costs and transaction costs.

•
The Underlying will not reflect the most current volatility of the Excess Return Index. The Underlying is rebalanced for each intraday calculation window in order to adjust its exposure to the Excess Return Index. Exposure to the Excess Return Index for the current intraday calculation window will be based on the applicable realized volatility calculated up to the beginning of the immediately preceding intraday calculation window. Exposure to the Excess Return Index will not be rebalanced for the current intraday calculation window based on the applicable realized volatility of such current intraday calculation window. As a result, the Underlying’s exposure to the Excess Return Index will remain unchanged for a given intraday calculation window even if volatility changes significantly during the current intraday calculation window. This could result in the Underlying having a high level of exposure to the Excess Return Index even if volatility for the current intraday calculation window is above the 11.50% volatility target or a low level of exposure to the Excess Return Index even if volatility for the current intraday calculation window is below the 11.50% volatility target, each of which could have an adverse impact on the Notes. The Underlying may underperform a similar index which adjusts its exposure to the Excess Return Index in real time based on current volatility and may underperform a direct investment in securities included in the Excess Return Index.

•
There is no guarantee that the Underlying will achieve its volatility target. The exposure of the Underlying to the Excess Return Index is subject to a maximum leverage factor of 175%, which may limit the ability of the Underlying to fully achieve its volatility target if achieving such volatility target would require a leverage factor in excess of 175%. Therefore, there is no guarantee that the Underlying will achieve its volatility target.

•
Controlled volatility does not mean the Underlying will have lower volatility than the Excess Return Index. The Underlying employs a risk-control strategy that uses mathematical equations to target 11.50% annualized volatility. The strategy does not have a

BUFFERED ENHANCED RETURN NOTES | PS-8

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

goal of achieving lower volatility than the Excess Return Index. In fact, if the realized volatility of the Excess Return Index is less than its volatility target, the exposure to the Excess Return Index will be increased in an attempt to raise the volatility of the Underlying to 11.50%. Any time the exposure to the Excess Return Index is greater than 100%, the Underlying would be more volatile than the Excess Return Index.

•
Low volatility does not necessarily mean the Underlying will outperform the Excess Return Index or that the Underlying will have positive performance.  The Underlying employs a risk-control strategy that uses mathematical equations to target 11.50% annualized volatility. Even if the Underlying achieves its volatility target, there is no guarantee that the Underlying will outperform the Excess Return Index or that the Underlying return will be positive. For example, if the performance of the Excess Return Index remains stable or steadily decreases over time, its volatility target will not cause the Underlying to outperform the Excess Return Index or result in a positive Underlying Return.

•
There may be overexposure to the Excess Return Index in falling stock markets or underexposure in rising stock markets. The Underlying is designed to achieve its volatility target regardless of the direction of price movements in the market. Therefore, in rising stock markets if realized volatility is higher than its volatility target, some of the Underlying’s exposure will be moved from the Excess Return Index to the hypothetical cash position, and the Underlying will experience lower returns than if the full exposure was maintained in the Excess Return Index. In contrast, if realized volatility is less than its volatility target in a falling stock market, the Underlying will be exposed to more than 100% of the losses in the Excess Return Index and the Underlying will experience lower returns than the Excess Return Index. The hypothetical cash position may represent a very significant portion of the Underlying. Any rebalancing into a hypothetical cash position will limit your return on the securities.

•
The exposure to the Excess Return Index may be rebalanced into a hypothetical cash position on any or all days during the term of the Notes. The Underlying rebalances multiple times per day which can result in a rebalancing between the exposure to the Excess Return Index and the hypothetical cash position. Exposure to the Excess Return Index may be reduced to less than 100% in an attempt to reduce the volatility to 11.50%. The portion of the Underlying which is allocated to the cash position will earn no return. In extreme cases the exposure to the Excess Return Index can be as low as 0%, meaning that the Underlying is fully rebalanced into the cash position. In this case the level of the Underlying will not be able to increase based on increases in the Excess Return Index but will continue to be reduced by the carry costs and transaction costs. In order to receive a positive return on your Notes, the Underlying must be exposed to the Excess Return Index and the return on such exposure will need to exceed such carry costs and transaction costs. There is no guarantee that the Underlying will not be rebalanced so that the hypothetical cash position represents a significant portion of the Underlying. Any rebalancing into a hypothetical cash position will limit your return on the Notes. Typically, a portion of the Underlying’s exposure has been allocated to the cash position.

•
The relative performance of the Underlying as compared to the Excess Return Index may not be directly correlated. The Underlying’s exposure to the Excess Return Index is rebalanced multiple times per day for each intraday calculation window. The effect of rebalancing multiple times per day is that the Underlying performance over a period spanning more than one calculation window will depend on the leveraged returns of the Excess Return Index during such period. Therefore, over such longer periods, the performance of the Underlying will differ from the performance of the Excess Return Index by an unpredictable factor.

•
No assurance can be given that the investment strategy used to construct the Underlying will achieve its intended results or that the Underlying will be successful or will outperform any alternative index or strategy that might reference the Excess Return Index. No assurance can be given that the investment strategy on which the Underlying is based will be successful or that the Underlying will outperform any alternative strategy that might be employed with respect to the Excess Return Index. The Underlying has been developed based on predetermined rules that may not prove to be advantageous or successful, and that will not be adjusted for market conditions.

Tax-related Risks
•
The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Under the terms of the Notes, you will have agreed with us to treat the Notes as single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

BUFFERED ENHANCED RETURN NOTES | PS-9

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

The Underlying
All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the sponsor of the SPXFCDUE (the “Underlying Sponsor”). The Underlying Sponsor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Underlying Sponsor discontinuing publication of the Underlying are discussed in “Description of the Notes — Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor index. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlying. You should make your own investigation into the Underlying.
The S&P 500 FC TCA 0.50% Decrement Index ER
The S&P 500 FC TCA 0.50% Decrement Index ER (the “Index”) is designed to provide investors with exposure to a synthetically calculated excess return version (the “Excess Return Index”) of the S&P 500® Total Return Index (the “Total Return Index”), subject to a risk control strategy that dynamically increases or decreases the exposure to the Excess Return Index (the “Participation Rate”) multiple times per index calculation day in an attempt to achieve an 11.50% annualized volatility target (the “Volatility Target”). The Excess Return Index is calculated by subtracting out the borrowing costs, as described below, and the cost of carrying equities (which is determined by reference to rolling E-mini S&P 500 futures contracts) from the Total Return Index. The Excess Return Index is an excess return index, which means that it measures the return on a hypothetical investment in the Total Return Index that is made with borrowed funds. Borrowing costs for these funds are assessed at a rate equal to the Federal Funds Rate. Such borrowing costs and the cost of carrying equities will reduce any positive performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Index) and will increase any negative performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Index).
In following the risk control strategy to attempt to achieve the Volatility Target, the Participation Rate can be greater than, less than or equal to 100%. A Participation Rate in excess of 100% means that the Index has leveraged exposure to the Excess Return Index, which has the effect of magnifying the return of the Excess Return Index for purposes of calculating the level of the Index. A Participation Rate of less than 100% means that the Index has reduced exposure to the Excess Return Index, which has the effect of minimizing the return of the Excess Return Index for purposes of calculating the level of the Index. A Participation Rate of less than 100% is achieved by borrowing less funds than the Index notional, which results in a hypothetical cash position (the “Cash Position”) which does not accrue interest. Any portion of the Index which is allocated to the Cash Position will not appreciate based on any appreciation of the Excess Return Index. Typically, a portion of the Index’s exposure has been allocated to the Cash Position.
Volatility is measured by reference to the intraday levels of the Excess Return Index. When volatility is higher than the Volatility Target, the Index will target a Participation Rate (the “Target Participation Rate”) of less than 100% and seek to allocate the remainder to the Cash Position, with up to 100% of the Index being allocated to the Cash Position (i.e., a Target Participation Rate of 0%). When volatility is lower than the Volatility Target, the Target Participation Rate will be greater than 100%, up to a maximum exposure of 175% (i.e., a Target Participation Rate of 175%). The actual Participation Rate for any intraday calculation window may be different from the Target Participation Rate for such intraday calculation window. Please see “—Determining the Participation Rate” below.
The Index is calculated, maintained and published by S&P Dow Jones Indices LLC (“SPDJI”). The Index has a launch date of June 23, 2023, with a base value of 100 as of its base date, December 31, 2004. Additional information about the Index is available on the following website: spglobal.com/spdji/en/indices/multi-asset/sp-500-fc-tca-050-decrement-index/#overview. Additional information about the Total Return Index is available on the following website: spglobal.com/spdji/en/indices/equity/sp-500/#overview. We are not incorporating by reference the websites or any material they include in this document.
Index Calculation
On each index calculation day, the level of the Index is calculated multiple times and at fixed intervals using intraday calculation windows. The closing level of the Index on any index calculation day is the level of the Index calculated at the end of the last intraday calculation window on such index calculation day. At the end of each intraday calculation window the level of the Index is calculated by (i) multiplying the level of the Index at the end of the immediately preceding intraday calculation window by a factor equal to the product of the Participation Rate for the immediately preceding intraday calculation window and the percentage change in the intraday level of the Excess Return Index from the end of the immediately preceding intraday calculation window to the end of the current intraday calculation window and (ii) subtracting out the Carry Cost and Transaction Cost. The “Carry Cost” for each intraday calculation window is 0.50% per annum, calculated based on the number of days (which may be zero) between the end of the current intraday calculation window and the end of the immediately preceding intraday calculation window. The “Transaction Cost” for each intraday calculation window equals the product of 0.01% and the difference (expressed as a positive number) between the Participation Rate for the current intraday calculation window and the Participation Rate for the immediately preceding intraday calculation window. The Carry Cost will be assessed for each intraday calculation window regardless of the Participation Rate, including when the Participation Rate is 0%. In cases where the Participation Rate is less than 100% the Index will have reduced exposure to the positive performance of the Excess Return Index (or no exposure, if the Participation Rate is 0%) but the full Carry Cost will still be assessed. As the Transaction Cost is dependent on the change in the Participation Rate between intraday calculation windows, the Transaction Cost will increase in periods of highly variable volatility. The level of the Index will not increase unless the performance of the Excess Return Index is sufficiently positive enough so as to outpace the Carry Cost and the Transaction Cost. In situations where the Participation Rate is less than 100% or where volatility is highly variable it will be more difficult for the level of the Index to increase.
BUFFERED ENHANCED RETURN NOTES | PS-10

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Determining the Participation Rate
The Participation Rate will be determined for each intraday calculation window. The Participation Rate for an intraday calculation window will be determined based on the Participation Rate for the immediately preceding intraday calculation window and Target Participation Rate for the current intraday calculation window. The Participation Rate for an intraday calculation window will not be more than 25% lower or 15% higher than the Participation Rate determined for the immediately preceding intraday calculation window. The Index will seek to maximize the Participation Rate for an intraday calculation window by setting the Participation Rate to the greater of
(i)	the Participation Rate for the immediately preceding intraday calculation window minus 25%; and
(ii)	the lesser of (a) the Target Participation Rate and (b) the Participation Rate for the immediately preceding intraday calculation window plus 15%.
The Target Participation Rate for each intraday calculation window will be the lesser of
(i)	175%; and
(ii)
(a) the quotient of the Volatility Target divided by the volatility of the Excess Return Index calculated at the end of the immediately preceding intraday calculation window multiplied by (b) a “Momentum Factor” and a “Volatility Adjustment Factor”. The variance of the Excess Return Index is estimated using an annualized exponentially-weighted moving average of its squared logarithmic returns. The volatility of the Excess Return Index is the square root of that variance estimation. The Momentum Factor is determined based on a set of hypothetical options based on the intraday level of the Excess Return Index. On each index calculation day, the Index calculates the delta of one call option and one put option using the Black–Scholes model based on, among other market factors, (i) the level of the Excess Return Index determined at the end of the last intraday calculation window on the immediately preceding index calculation day, (ii) the level of the Excess Return Index determined at the beginning of the immediately preceding intraday calculation window and (iii) the level of the CBOE Volatility Index published at the end of the immediately preceding index calculation day. The Black-Scholes model is broadly used to compute the value of options. In this model, the delta represents the variation of the option value relative to the underlying move. The delta of the call option and put option is added together to determine the Momentum Factor. A larger Momentum Factor will seek to increase the Target Participation Rate. The Volatility Adjustment Factor is calculated based upon the observed intraday and daily volatility of the Index as measured based on the intraday and closing levels of the Index. The volatility of the Index is estimated as the annualized standard deviation of the returns of the Index. The Volatility Adjustment Factor will increase the Target Participation Rate as the observed volatility of the Index is less than the Volatility Target and decrease the Target Participation Rate as the volatility of the Index is greater than the Volatility Target. A larger Volatility Adjustment Factor will seek to increase the Target Participation Rate.

Calculation of the Excess Return Index
On each index calculation day, the level of the Excess Return Index is calculated at the end of each intraday calculation window. The closing level of the Excess Return Index on any index calculation day is the level of the Excess Return Index calculated at the end of the last intraday calculation window on such index calculation day. At the end of each intraday calculation window the level of the Excess Return Index is calculated by (i) multiplying the level of the Excess Return Index at the end of the immediately preceding intraday calculation window by a factor equal to (a) the quotient of the Time Weighted Average Price (“TWAP”) of the Total Return Index as measured over several 60 second intervals (each an “Interval”) during the current intraday calculation window (such Intervals during an intraday calculation window collectively, a “TWAP Calculation Window”) divided by the TWAP of the Total Return Index as measured over several Intervals during the immediately preceding TWAP Calculation Window minus (b) the borrowing costs and the cost of carrying equities as measured from the end of the immediately preceding intraday calculation window to the end of the current intraday calculation window, calculated by reference to the Federal Funds Rate and rolling E-mini S&P 500 futures contracts. The TWAP of the Total Return Index for any TWAP Calculation Window will equal the arithmetic average of the last available level of the Total Return Index during each Interval occurring during the TWAP Calculation Window.
Rebalancing
The Index rebalances (and the Participation Rate is set) at the end of each TWAP Calculation Window. Certain market events impact the calculation timing, as defined below:
●
For any trading day scheduled as an early market closure day for the New York Stock Exchange or the Chicago Board Options Exchange, the Index only calculates those TWAP Calculation Windows occurring when such markets are open.

●	On a scheduled early market closure day, the final TWAP Calculation Window starts and ends five minutes later than for non-early market closure days.
●	On any index calculation day which is a day the futures contract roll over, the second-to-last TWAP Calculation Window starts 30 minutes earlier and ends 20 minutes later.
●
For any unscheduled full-day market closure, an intraday closure prior to the end of the last TWAP Calculation Window, or other disruption event affecting TWAP calculation, the rebalancing occurs on the next business day when all necessary data is available.

The Total Return Index
BUFFERED ENHANCED RETURN NOTES | PS-11

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

The Total Return Index is a total return-based calculation of the S&P 500® Index. The total return construction reflects both movements in stock prices and the reinvestment of dividend income. The Total Return Index represents the total return earned in a portfolio that tracks the S&P 500® Index and reinvests dividend income in the overall index, not in the specific stock paying the dividend.
The total return construction builds the Total Return Index from the price return version of the S&P 500® Index but accounts for daily total dividend returns. The first step is to calculate the total dividend paid on a given day and convert that figure into price index points. A total daily dividend amount is calculated as the aggregate of, for each of the stocks in the S&P 500® Index, the product of (a) the number of outstanding shares of such stock times (b) the dividend per share paid for such stock. This calculation is performed for each trading day. The dividend per share for a stock is generally zero except for four times a year when it goes ex-dividend for the quarterly dividend payment. Some stocks included in the S&P 500® Index do not pay dividends and this amount always remains zero. Ordinary cash dividends are applied on the ex-dividend date in calculating the Total Return Index. The Total Return Index reflects both ordinary and special cash dividends. “Special dividends” are those dividends that are outside of the normal payment pattern established historically by the issuing company. These may be described by the company as “special,” “extra,” “year-end” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. SPDJI will generally consider the third consecutive instance of a non-ordinary dividend (in terms of timing, not amount) to be ordinary for index calculation purposes as a third consecutive instance will now be considered to be part of the normal payment pattern established by the company.
The total daily dividend amount calculated above is converted to index points by dividing such amount by the divisor for the price return version of the S&P 500® Index. The daily total return for the Total Return Index is then determined by calculating the result of (a) the quotient of (i) the sum of (1) the level of the price return version of the S&P 500® Index on that day plus (2) the index points reflecting the total daily dividend amount on such day divided by (ii) the level of the price return version of the S&P 500® Index for the previous day minus (b) one. The daily total return is used to update the Total Return Index level from one day to the next by calculating the product of (a) the level of the Total Return Index from the previous day times (b) the sum of (i) one plus (ii) the daily total return for the given day.
The S&P 500® Index
The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
The S&P 500® Index includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. SPDJI, the sponsor of the S&P 500® Index, may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.
SPDJI calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.
Computation of the S&P 500® Index
While SPDJI currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect payments on the Notes.
Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.
Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares, are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.
BUFFERED ENHANCED RETURN NOTES | PS-12

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the S&P 500® Index. If a constituent company of the S&P 500® Index reorganizes into a multiple share class line structure, that company will remain in the S&P 500® Index at the discretion of the SPDJI Index Committee in order to minimize turnover.
The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.
To prevent the level of the S&P 500®  Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500®  Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500®  Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500®  Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500®  Index closing level.
Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.
If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.
Historical Performance of the SPXFCDUE
The following graph sets forth the hypothetical back-tested performance of the SPXFCDUE in the period from January 2, 2020 through the pricing date. We obtained this data from Bloomberg L.P. The SPXFCDUE has only been published since June 2023. The hypothetical back-tested performance of the SPXFCDUE set forth in the following graph was calculated using the selection criteria and methodology employed to calculate the SPXFCDUE since its publication in June 2023. However, the hypothetical back-tested SPXFCDUE data only reflects the application of that methodology in hindsight, since the SPXFCDUE was not actually calculated and posted on Bloomberg L.P. prior to June 2023. The hypothetical back-tested SPXFCDUE data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the commodities and other markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested SPXFCDUE data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual SPXFCDUE performance would have been had the SPXFCDUE been in existence or in forecasting future SPXFCDUE performance. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg L.P. The hypothetical and actual historical performance of the SPXFCDUE is not necessarily an indication of its future performance. On the pricing date, the closing level of the SPXFCDUE was 501.11.
BUFFERED ENHANCED RETURN NOTES | PS-13

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

This historical data on the SPXFCDUE is not necessarily indicative of the future performance of the SPXFCDUE or what the value of the Notes may be. Any historical upward or downward trend in the level of the SPXFCDUE during any period set forth above is not an indication that the level of the SPXFCDUE is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the levels of the SPXFCDUE.
Comparative Performance of the SPXFCDUE and the S&P 500® Index
The graph below shows the performance, from January 2, 2020 through the pricing date, of the SPXFCDUE (in red) and the S&P 500® Index (in black). This data was obtained from Bloomberg L.P.
For comparative purposes, each of the SPXFCDUE and the S&P 500® Index have been adjusted to have a closing level of 100.00 on January 2, 2020 by dividing the applicable closing level on each day by that index’s closing level on January 2, 2020 and multiplying the quotient by 100.00.
Since the SPXFCDUE has only been published since June 2023, the graph below includes hypothetical back-tested performance data as further described under “—Historical Performance of the SPXFCDUE” above. You should not take this graph, the hypothetical performance data of the SPXFCDUE or the historical closing levels of the indices used to create this graph as an indication of the future performance of any index, including the SPXFCDUE, or the correlation (if any) between the level of the SPXFCDUE and the level of S&P 500® Index.
License Agreement
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The SPXFCDUE is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated.
BUFFERED ENHANCED RETURN NOTES | PS-14

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPXFCDUE to track general market performance. S&P Dow Jones Indices’ only relationship to Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to the SPXFCDUE is the licensing of the SPXFCDUE and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPXFCDUE is determined, composed and calculated by S&P Dow Jones Indices without regard to us, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or the Notes. S&P Dow Jones Indices have no obligation to take our needs, Bank of America Corporation’s needs or the needs of Merrill Lynch, Pierce, Fenner & Smith Incorporated or holders of the Notes into consideration in determining, composing or calculating the SPXFCDUE. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the SPXFCDUE will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, S&P Dow Jones Indices LLC and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, S&P Dow Jones Indices LLC and its affiliates may trade financial products which are linked to the performance of the SPXFCDUE. It is possible that this trading activity will affect the value of the Notes.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPXFCDUE OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BANK OF AMERICA CORPORATION, BOFAS, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPXFCDUE OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
BUFFERED ENHANCED RETURN NOTES | PS-15

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest
BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.
We will deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $957.50 per $1,000.00 in principal amount of Notes.
BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.
At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.
Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.
European Economic Area and United Kingdom
None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.
United Kingdom
The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals
BUFFERED ENHANCED RETURN NOTES | PS-16

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

(as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, Relevant Persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as Issuer, or BAC, as Guarantor.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.
BUFFERED ENHANCED RETURN NOTES | PS-17

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Structuring the Notes
The Notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the Notes on the pricing date being less than their public offering price.
In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.
For further information, see “Risk Factors” beginning on page PS-5 and “Supplemental Use of Proceeds” on page PS-20 of the accompanying product supplement.
Validity of the Notes
In the opinion of McGuireWoods LLP, as counsel to BofA Finance, as issuer, and BAC, as guarantor, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the Notes (the “Master Note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the Notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the Notes and the related guarantee, such Notes will be the legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligation of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the Delaware General Corporation Law and the Delaware Limited Liability Company Act (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting either of the foregoing) and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the Notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the Notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the opinion letter of McGuireWoods LLP dated December 8, 2022, which has been filed as an exhibit to the Registration Statement (File Nos. 333-268718 and 333-268718-01) of BAC and BofA Finance, filed with the SEC on December 8, 2022.
BUFFERED ENHANCED RETURN NOTES | PS-18

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

U.S. Federal Income Tax Summary
The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.
Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.
This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.
You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
General
Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes, we intend to treat the Notes for all tax purposes as single financial contracts with respect to the Underlying and under the terms of the Notes, we and every investor in the Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the Notes as single financial contracts with respect to the Underlying. This discussion assumes that the Notes constitute single financial contracts with respect to the Underlying for U.S. federal income tax purposes. If the Notes did not constitute single financial contracts, the tax consequences described below would be materially different.
This characterization of the Notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative characterizations.
Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.
We will not attempt to ascertain whether any issuer of a component stock included in the Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in the Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Underlying and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in the Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.
U.S. Holders
Upon receipt of a cash payment at maturity or upon a sale or exchange of the Notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. The deductibility of capital losses is subject to limitations.
Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes. In particular, the IRS could seek to subject the Notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale or exchange of the Notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale or exchange of the Notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.
The IRS released Notice 2008-2 (the "Notice"), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the Notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any
BUFFERED ENHANCED RETURN NOTES | PS-19

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.
The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.
In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.
Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the Notes should be treated as ordinary gain or loss.
Because the Underlying is an index that periodically rebalances, it is possible that the Notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date. If the Notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the Notes on each rebalancing date in return for new Notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the Notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the Notes on such date.
Non-U.S. Holders
Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale or exchange of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or settlement and certain other conditions are satisfied.
If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if any gain realized on the settlement at maturity, or upon sale or exchange of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.
A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.
U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate
BUFFERED ENHANCED RETURN NOTES | PS-20

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

tax consequences of investing in a Note.
Backup Withholding and Information Reporting
Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.
BUFFERED ENHANCED RETURN NOTES | PS-21

Buffered Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Where You Can Find More Information
The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:
•	Product Supplement EQUITY-1 dated December 30, 2022: https://www.sec.gov/Archives/edgar/data/1682472/000119312522315473/d429684d424b2.htm
•	Series A MTN prospectus supplement dated December 30, 2022 and prospectus dated December 30, 2022: https://www.sec.gov/Archives/edgar/data/1682472/000119312522315195/d409418d424b3.htm
This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.
The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.
BUFFERED ENHANCED RETURN NOTES | PS-22